FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               23 February 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Starmap Mobile Alliance sent to the London Stock Exchange on 23 February 2004 press release

PR0405


               EUROPEAN OPERATORS ANNOUNCE NEW 'STARMAP MOBILE

                    ALLIANCE' BRAND AND SEAMLESS SERVICES

Released: 23rd February 2004

The Mobile Alliance, launched in October 2003, today announced its new brand - 'Starmap mobile alliance'. The brand demonstrates the close cooperation between nine leading independent operators, which have already started to provide seamless mobile voice and data services across the alliance footprint.

The members will progressively introduce the Starmap mobile alliance brand and logo, making it easy for customers and suppliers to identify with, and make use of the increased scale and pan-alliance services which complement members' local offers and subscriptions.

Following the previous successful completion of technical and commercial agreements between the operators, customers now benefit from GPRS and MMS roaming, as well as access to familiar services such as voice-mail and short-codes whilst traveling in other alliance countries. Flat rate roaming tariffs aimed at corporate subscribers have been introduced already in a number of countries. The operators will also support common quality of service metrics for business customers.

In addition, members are co-operating on the definition and development of 3G handsets, and a common distribution agreement has been established providing availability of the Xda II Pocket PC across alliance networks. The Xda II allows customers on the move to access services such as video, colour images and corporate internet applications.

"The Starmap mobile alliance has introduced a seamless environment for its customers and is dedicated to further cooperation for the benefit of those on the move. Under the new umbrella brand, we will build new services, interact with our suppliers and provide attractive propositions to our business and consumer customers, further strengthening their 'home-away-from-home' experience," said Joaquin Mollinedo, Chairman, Starmap mobile alliance.

The Starmap mobile alliance currently has nine members: Amena (Spain), O2 (Germany, the UK and Ireland), One (Austria), Pannon GSM (Hungary), sunrise (Switzerland), Telenor Mobil (Norway) and Wind (Italy), covering a subscriber base of more than 41 million. Under the stewardship of a management board comprising representatives of each operator, the Starmap mobile alliance cooperates to provide an environment for innovative and easy-to-use services. These offer a 'home-away-from-home' experience for its customers, encompassing the simplicity, convenience and service quality to which customers are accustomed to at home. The Starmap mobile alliance is collaborating in areas of sourcing, technology and sales to large corporate customers.

For more information and a high-resolution logo, visit www.starmapmobile.com ends

mmO2

mmO2 has more than 20 million customers and 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and is now deploying third generation mobile telephony (3G) networks in the UK, Ireland and Germany. mmO2 has some 13,000 employees and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 20.9% of total service revenues in the quarter ending 31 December 2003.

mmO2 plc
David Nicholas                                          Simon Gordon
Director of Communications                              Press Relations Manager
david.nicholas@o2.com                                   simon.gordon@o2.com
t: +44 (0) 771 575 9176                                 t: +44 (0)771 007 0698

mmO2 press office: 01753 628402.

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Amena

Amena is the mobile operator of Group Auna, the leading alternative telecom operator in Spain. Amena had a total of 8,161,000 subscribers at the end of 2003 and 21.8% share of the Spanish market. In 2003, Amena added 1,700,000 new customers, 42,8 % market share. In 2003, Amena achieved 183 million euros bottom line being leader in innovation and simpliciy at the time. Amena was the first operator in Spain to launch GPRS, MMS or video messaging and streaming services.

Manuel Bueno Montoya
Press director Auna Group
+34.91.202.50.61

Fernando Castro Izuzquiza
Chief of press of Amena
+34.656.155.213

ONE

In October 1998, the communications company ONE (ONE GmbH) launched Austria's only nation-wide GSM-1800 mobile telephony network. At the beginning of January 2004, ONE had about 1,200 employees and about 1.8 million customers (1.48 million mobile, 145,000 fixed line and 150,000 Internet customers). ONE is the only mobile telephony operator in Austria to offer HSCSD (ONE High Speed), GPRS and UMTS. On 1 July 2003, with ONE WLAN the company launched the most dense hotspot network in all of Austria from one provider. ONE places its focus on service, product development and usability, and with ONE SMILE it offers its customers an innovative and easy to use interface. The ONE billing process was certified in October 2003 in accordance with ISO 9001:2000 requirements. ONE has a population coverage of 98%. Turnover in 2002 amounted to approximately
EUR 619.7 million. By the end of 2002, the company had invested a total of EUR 1.65 billion. ONE is owned by the German E.ON (50.10%), the Norwegian Telenor (17.45%), the French Orange (17.45%) and the Danish TDC (15%).

Cindy Nageli-du Pont,
t :+43 699-1699 3400,
e-mail: cindy.naegeli-dupont@one.at

Pannon GSM

Pannon GSM, owned 100% by Telenor Mobile Norway, had by the end of 2003 approximately 36% share of the Hungarian mobile market, where the penetration exceeds 78%. Pannon GSM, for already 10 years, offers wide range of telecommunication services to consumers through to large companies. Voice and data services (for example HSCSD) are based on dual-band GSM (900 and 1800), GPRS and recently EDGE technology. By the end of January 2004, the company had GSM roaming agreements with 271 mobile operators in 111 countries.

Ferenc Denes
Wholesales Director
fdenes@pgsm.hu
+ 36 20 930 2078
www.pannongsm.hu

sunrise
sunrise is the brand name of TDC Switzerland AG, the company resulting from the merger of the telecommunications companies diAx and sunrise. The TDC Group owns 100% of the share capital of TDC Switzerland AG. sunrise offers its customers state-of-the-art telecommunications services in the areas of mobile phone, fixed network and Internet. The sunrise mobile phone network has the most modern GSM dual band infrastructure in Switzerland and already provides a mobile phone coverage of 98%. sunrise has a high-quality, high-performance fiber optic network with a total length of 7000 kilometers - Swiss-wide. Presently, sunrise has approximately 2500 employees.

Monika Walser
Executive Director Corporate Communications media@sunrise.net
+41 (0)1 555 69 33
www.sunrise.net
Media-Hotline 0800 333 000

Telenor Mobil

At the end of 2003, Telenor Mobil had 2.3 million customers, equivalent to 57% of the Norwegian market. The mobile penetration in Norway is approximately 90%. By the end of January 2004, the company had GSM roaming agreements with 224 mobile operators in 134 countries.

Sigurd Sandvin
Head of Information
sigurd.sandvin@telenor.com
T: +47 905 21 100
www.telenormobil.no

Wind

Wind started-up operations early in 1999 as the first European operator of integrated mobile, landline and Internet services for consumer and business clients. Its nationwide DCS/GSM mobile network covers over 98% of population, with strong voice and data capabilities. Wind, a leading company for innovation, is an i-mode(tm) operator since the end of 2003, and it is going to begin UMTS commercial services in 10 major cities in 2004. As of June 30 2003, Wind boasted
30.6 million customers, including 9.2 mobile users.

Gianni Di Giovanni
Media Communication Director
Via C.G.Viola, 48 - 00148 Roma
Tel +39 06 8311 4546
Fax +39 06 8311 5153
Via Lorenteggio , 257 - Milano
Tel +39 02 3011 5416


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 23 February 2004                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary